PIMCO Equity Series

Supplement Dated May 13, 2016 to the Prospectus,

dated October 31, 2015, as supplemented from time to time (the Prospectus)

IMPORTANT NOTICE REGARDING CHANGES IN DIVIDEND ACCRUAL TIMING

Shares Purchased by Wire: With respect to the Funds whose policy it is to declare dividends daily, dividends will begin to accrue the business day following the day the order is effected or such later date as agreed with the Trust.

Investors Should Retain This Supplement for Future Reference